June 24, 2015

ROBERT A. FREEDMAN	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan Tara Keating Brooks Keira Nakada Joel Parker

Re:	Aeglea BioTherapeutics, Inc. Registration Statement on Form S-1 File No. 333-205001

Ladies and Gentlemen:

On behalf of Aeglea BioTherapeutics, Inc. (the “Company”), and in connection with the submission of a letter dated June 16, 2015 in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 3, 2015 (the “Initial Comment Letter”), relating to the above-referenced Registration Statement on Form S-1(the “Registration Statement”), we submit this supplemental letter to further address comment 7 of the Initial Comment Letter concerning valuation considerations related to the Company’s recent equity awards and to assist the Staff in its review of the Registration Statement. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY AEGLEA BIOTHERAPEUTICS, INC.

AEGLEA -1

Securities and Exchange Commission

Division of Corporation Finance

June 24, 2015

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between $[*] and $[*] per share before effecting a proposed reverse stock split (the “Preliminary Price Range”). The Company anticipates effecting the reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware prior to filing the Preliminary Prospectus with the Commission. The share numbers and stock prices set forth in this letter do not reflect the anticipated reverse stock split. The Company also notes that the actual price range included in the Preliminary Prospectus (the “Bona Fide Price Range”) is expected to fall within the Preliminary Price Range and will be narrowed in advance of such inclusion such that it will not vary more than $2.00 from the low end to the high end. The Preliminary Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on June 19, 2015 between senior management of the Company and representatives of Cowen and Company, LLC, UBS Securities LLC and BMO Capital Markets Corp., the lead underwriters.

Prior to June 19, 2015, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as described on pages 69-70 of the Registration Statement, the Board has determined the fair value of the Company’s common stock at the time of the replacement awards and option grants by considering a number of objective and subjective factors, including the Company’s stage of development, progress on its research and development efforts, completing the sale and issuance of Series B convertible preferred stock, the rights preferences and privileges of its convertible preferred shares relative to those of its common stock, the lack of marketability of its common stock, and general and industry-specific economic outlooks. The Board also considered the status of the Company’s progress towards an IPO and valuations of the Company’s common stock by a third-party valuation firm. The Board, as applicable, also determined that the assumptions and inputs used in connection with such valuations reflected the Board’s and management’s best estimate of the business condition, prospects and operating and financial performance of the Company at each valuation date.

The Company completed an equity financing on March 10, 2015 in which it sold shares of its Series B convertible preferred stock at a price of $0.85 per share for an aggregate purchase price of $44.0 million (the “Series B Financing”). The Series B Financing included sales to new investors exceeding 50% of the aggregate purchase price. In addition, shares of the Company’s convertible preferred stock have rights, preferences and privileges senior to shares of the Company’s common stock, specifically, the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock, the right to receive proceeds upon a deemed liquidation event in preference to shares of common stock, anti-dilution protections, and certain protective provisions that require the approval of shares of preferred stock for specific corporate actions.

The third-party valuation reports were prepared based on a hybrid approach of the probability-weighted expected return method (PWERM) and the option pricing method. Further, the third-party valuation report as of March 15, 2015 was also based on a backsolve method considering the Company’s Series B Financing on March 10, 2015. The Board used these valuation reports as one of the objective factors along with other subjective factors it considered in determining the fair value of the Company’s common stock.

CONFIDENTIAL TREATMENT REQUESTED BY AEGLEA BIOTHERAPEUTICS, INC.

AEGLEA -2

Securities and Exchange Commission

Division of Corporation Finance

June 24, 2015

On March 10, 2015, the Company converted outstanding Common B shares into restricted stock and options to purchase shares of common stock upon the Company’s conversion from a Delaware LLC to a Delaware corporation ( “March Replacement Awards”). The following table summarizes the converted and granted awards of the Company in 2015:

Award Date (1)	Shares Underlying	Valuation Date	Fair Value of Common Stock/ Exercise Price of Option	Discount for Lack of Marketability	Aggregate Grant Date Fair Value (thousands)
March 10, 2015 (March Replacement Awards)	2,659,973 (restricted shares) 1,054,747 (options)	March 15, 2015 (the “March Valuation Report”)	$0.33	24.1%	$1,226
April 1, 2015	4,161,261 (options)		$0.33	24.1%	$1,011
April 22, 2015	327,089 (options)	April 20, 2015 (the “April Valuation Report”)	$0.48	20.0%	$118
May 28, 2015	686,193 (options)	May 25, 2015 (the “May Valuation Report”)	$0.59	17.0%	$296
June 15, 2015	538,241 (options)	June 15, 2015 (the “June Valuation Report”)	$1.22	9.1%	$548

(1)	There were no significant grants awarded in the second half of 2014.

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the estimated initial public offering price and the determined fair value of the Company’s common stock. The Company believes the difference between the fair value of its common stock on March 10, 2015, April 1, 2015, April 22, 2015, May 28, 2015, June 15, 2015 and the current preliminary price range estimated by the Company is the result of the following factors:

•	the recent improvement in major stock market indices, with the NASDAQ Composite Index, NASDAQ Biotechnology Index and the Dow Jones Industrial average having increased approximately 5.8%, 11.0% and 2.1%, respectively since March 15, 2015 and approximately 2.5%, 5.4% and 1.8%, respectively, since June 15, 2015;

•

the Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s determinations of fair value in March, April, May and June 2015. The difference in the lack of marketability between the March Valuation Report, the April Valuation Report, the May Valuation

CONFIDENTIAL TREATMENT REQUESTED BY AEGLEA BIOTHERAPEUTICS, INC.

AEGLEA -3

Securities and Exchange Commission

Division of Corporation Finance

June 24, 2015

Report and the June Valuation Report (collectively, the “Valuation Reports”) took into account, among other factors, the decreased time to and increased likelihood of consummating an IPO in the near term as reflected by the Company holding its IPO organizational meeting in April 2015, confidentially submitting its Registration Statement in May, and continuing its IPO preparations, which resulted in a higher initial public offering probability in each of the Valuation Reports;

•	differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company, which do not take into account the current lack of liquidity for the Company’s common stock and assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board, which was based on the valuation methodologies mentioned above for each of the Valuation Reports (each as described on page 70 of the Registration Statement);

•	differences in comparable companies in the life sciences and oncology markets discussed between the Company and the underwriters as compared to the prior analysis applied and comparable companies used by the Board;

•	the Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the current preliminary price range;

•	advancements in the Company’s development of its product candidates and, in particular, with respect to AEB1102 for the treatment of Arginase I deficiency, the submission and receipt of an Investigational New Drug Application with the United States Food and Drug Administration on June 11, 2015; and

•	execution on June 15, 2015 of a Cancer Research Grant Contract with the Cancer Prevention Research Institute of Texas, not to exceed $19.8 million, for use in funding the development of potential cancer treatments.

The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as July 8, 2015. Such Bona Fide Price Range could differ from the Preliminary Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. We are providing this information to you supplementally to facilitate your review process.

The Company supplementally advises the Staff that, in the Preliminary Prospectus, it will include the following disclosure (with the blanks to be filled with post-reverse stock split amounts):

“We determined, after consultation with the underwriters, that our initial public offering price range will be $         to $         per share. As of the dates of the March 10, 2015, April 1, 2015, April 22, 2015, May 28, 2015 and June 15, 2015 conversions and stock option grants, our board of directors had determined the fair value of our common stock to be $         per share (for the March 10, 2015 conversion and for the April 1,

CONFIDENTIAL TREATMENT REQUESTED BY AEGLEA BIOTHERAPEUTICS, INC.

AEGLEA -4

Securities and Exchange Commission

Division of Corporation Finance

June 24, 2015

2015 grants), $         per share (for the April 22, 2015 grants), $         per share (for the May 28, 2015 grants) and $         per share (for the June 15, 2015 grants). The determination was based upon the objective and subjective factors described above. We believe the difference between the fair value of our common stock for the March 10, 2015 conversion and for the April 1, April 22, May 28 and June 15, 2015 grants, in each case as determined by our board of directors, and the initial offering price range is a result of the following factors:

•	the price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or liquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determinations;

•	differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with our management, which assume a successful initial public offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by our board of directors;

•	differences in comparable companies in the life sciences and oncology markets discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by our board of directors;

•	advancements in the development of our product candidates and, in particular, with respect to AEB1102 for the treatment of Arginase I deficiency, the submission and receipt of our Investigational New Drug Application with the FDA in June 2015; and

•	execution in June 2015 of a Cancer Research Grant Contract with the Cancer Prevention Research Institute of Texas, not to exceed $19.8 million, for use in funding the development of potential cancer treatments.”

*********

CONFIDENTIAL TREATMENT REQUESTED BY AEGLEA BIOTHERAPEUTICS, INC.

AEGLEA -5

Securities and Exchange Commission

Division of Corporation Finance

June 24, 2015

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

cc:

David G. Lowe, Ph.D., Chief Executive Officer

Aeglea BioTherapeutics, Inc.

Effie Toshav, Esq.

Niki Fang, Esq.

Melissa V. Frayer, Esq.

Fenwick & West LLP

Bruce K. Dallas, Esq.

Davis Polk & Wardwell LLP

*Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY AEGLEA BIOTHERAPEUTICS, INC.

AEGLEA -6